ContentOro, Inc

Balance Sheet

(Unaudited)

		December 31, 2016		December 31, 2015
ASSETS				
Current Assets				
Cash	$	231,953	$	112,054
Accounts receivable		33,190		-
Prepaid expenses		9,599		7,000
Total current assets		274,742		119,054
Computer equipment		1,984		-
Accumulated depreciation		(276)		-
Net Computer equipment		1,708		0
TOTAL ASSETS	$	276,450	$	119,054
LIABILITIES AND EQUITY				
Accounts payable	$	2,717	$	1,804
Accrued expenses		11,405		-
Royalties payable		11,620		-
Total current liabilities		25,742		1,804
Long-term convertible note		750,000		0
Long-term interest payable		24,660		0
Total long-term liabilities		774,660		0
Total liabilities		800,402		1,804
Stockholders' Equity (Deficit)				
Common Stock, par value $0.001; 1,902,443 shares authorized, 700,000 outstanding		700		700
Common Stock, par value $0.001; 1,337,839 shares authorized, 653,023 outstanding		653		653
Paid-in-capital		562,998		562,998
Retained deficit		(1,088,303)		(447,101)
Total Equity (Deficit)		(523,952)		117,250
TOTAL LIABILITIES AND EQUITY	$	276,450	$	119,054